May 14, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Craig D. Wilson, Senior Assistant Chief Accountant
Laura Veator, Staff Accountant

Re:	Facebook, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed January 29, 2015

File No. 001-35551

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on May 1, 2015 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-35551) filed with the Commission on January 29, 2015 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.	Tell us what consideration you gave to providing an overview that includes a balanced executive-level discussion identifying the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results. In this regard, we note that you discuss a number of initiatives in your 4th quarter 2014 earnings call, and it appears that revenues may be impacted by factors other than the growth in your user base. It also appears that you are making investments in a number of areas where the timing and extent of

Securities and Exchange Commission

May 14, 2015

monetization may be uncertain, including the provision of free internet services in certain geographies and the build-up of your Instagram, Messenger and WhatsApp products, and that you expect your full-year 2015 total GAAP expenses will increase 55-70% compared to 2014. Such a discussion should address these material opportunities, uncertainties, risks and challenges facing the company in the short and long term, as well as the significant areas in which you expect to incur the increased expenses. We refer you to SEC Release No. 33-8350.

Response: The Company respectfully advises the Staff that in the course of preparing its periodic reports, the Company considers and discloses information that it believes is material and is necessary to an investor’s understanding of the Company’s financial condition and operating performance. For example, in addition to the discussion of factors that materially affect the Company’s periodic changes in financial performance, the Company regularly provides a supplemental overview of trends in key user metrics as well as monetization by user geography. The Company also believes that the specifically-referenced items in the comment are part of the Company’s overall expected growth and increase in expenses which are noted in the Risk Factors section (see, for example, page 16 of the Company’s Form 10-K). In future filings of its reports on Forms 10-Q and 10-K, the Company will expand its discussion in the forepart of the “MD&A” section to include an executive overview of the most important themes in the most recently completed quarter that it communicates on its earnings call.

Trends In Our User Metrics

Mobile DAU’s, page 34

2.	We note that you define a mobile DAU as a user who accessed Facebook via a mobile application or via mobile version of your website such as facebook.com, whether on a mobile phone or tablet, or used your Messenger app on a given day. You also disclose on page 34 that on average during the month ended December 31, 2014, there were 589 million DAUs who accessed Facebook solely through mobile applications or your mobile website, increasing 49% from 395 million mobile-only DAUs during the same period in 2013. As such, it appears that you define mobile-only DAUs as a user who accessed Facebook solely through mobile applications or your mobile website. Please clarify your definition of a mobile-only DAU and how a user who accesses Facebook through your mobile website is different than a user who accesses Facebook through a mobile version of your website. In this regard, please clarify how a mobile DAU differs from a mobile-only DAU.

Response: The Company respectfully advises the Staff that it views accessing Facebook through its “mobile website” and accessing Facebook through a “mobile version” of its website as the same thing; these are equivalents of accessing Facebook through a mobile interface and the user is counted as a mobile DAU on that given day. Furthermore, in response to the Staff’s question as to the difference between a mobile DAU and a mobile-only DAU, a mobile DAU, as noted above, is a user who accessed Facebook via a mobile

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May 14, 2015

application or via a mobile version of its website on a given day. The Company notes that a mobile DAU may have also accessed its services on a personal computer on that same day. In contrast, a mobile-only DAU would only have accessed Facebook through a mobile application or via a mobile version of the Company’s website during the day (e.g. such mobile-only DAU did not also access Facebook via a personal computer). To clarify this issue, in future filings the Company would revise the existing disclosure to read substantially as follows:

We define a mobile DAU as a user who accessed Facebook via a mobile application or via mobile versions of our website such as m.facebook.com, whether on a mobile phone or tablet, or used our Messenger app on a given day. We define a mobile-only DAU as a user who accessed Facebook solely through mobile applications or mobile versions of our website on a given day.

Worldwide mobile DAUs increased 34% to 745 million on average during December 2014 from 556 million during December 2013. In all regions, an increasing number of our DAUs accessed Facebook through mobile devices on average during December 2014 as compared to the same period during 2013, with users in Brazil, India, and the United States representing key sources of mobile DAU growth on average during December 2014. On average during the month ended December 31, 2014, there were 589 million mobile-only DAUs, increasing 49% from 395 million mobile-only DAUs during the same period in 2013. The remaining mobile DAUs accessed Facebook from both mobile devices and personal computers. We anticipate that growth in mobile users will continue to be the driver of our user growth for the foreseeable future.

We supplementally have provided the Staff with a copy of the above disclosure marked to show changes from the disclosure in the Form 10-K.

Results of Operations

Revenue, page 43

3.

For the 2014 to 2013 comparative revenue discussion on page 43 you have identified that the most important factor driving advertising revenue growth was News Feed ads on both mobile and personal computers. You also note a 40% reduction in ads delivered over these periods caused by product changes, a shift in usage toward mobile devices and user growth, yet average price per ad increased 173%. To the extent there are offsetting material trends across or within the two platforms of personal computers and mobile devices and between News Feed and non-News Feed ads that are reasonably likely to have a material effect on financial condition or operating

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May 14, 2015

performance, tell us what consideration you gave to providing historical News Feed and non-News Feed ad revenues, average price per ad and volume of ad placements by personal computer and mobile devices. We refer you to SEC Release No. 33-8350.

Response: The Company respectfully advises the Staff that it regularly evaluates its disclosures to ensure they reflect material underlying business trends, including with respect to the volume, placement and pricing of ads.

By default, advertisers do not select a particular placement for an ad on Facebook. As previously disclosed in the Company’s Form 10-K, ads on Facebook enable marketers to achieve many different objectives including impressions, clicks, and a variety of other user actions (for example, “liking” a Page or installing a mobile application). The Company’s auction technology converts bids from marketers for different ad objectives into an expected impression value in order to compare bids for different objectives against each other. The Company’s advertising technologies then predict the placements in which ads are best delivered in order to reach the most relevant and valuable users for any particular ad, and then places ads based upon such determinations. These placements may include placements in some users’ News Feeds or right hand column placements on the Facebook website accessed through personal computers or News Feed placements on a Facebook application accessed via a mobile device and may result in placement in one or more such locations for a particular ad. In addition, the Company makes ongoing changes to the format and number of ad placements offered to improve ad performance and optimize the overall user experience, which also affects the volume and placement of ads. Therefore, the Company does not focus on a particular manner of delivering ad placements across its network; rather, the delivery of ads is largely market driven. Therefore, the Company continues to believe that its disclosures with respect to the overall trend in increased usage of mobile devices, and its disclosures regarding total number of ads delivered and the average price per ad, conveys to investors the material trends that are driving the changes in its results of operations in recent periods.

Notes To Consolidated Financial Statements

Note 2. Acquisitions, page 67

4.	Please clarify the following with respect to your acquisition of WhatsApp Inc.

•	The methodology and market participant assumptions used in the valuation of the acquired users intangible asset.

Response: The Company advises the Staff that in valuing the acquired users intangible asset of approximately $2.03 billion, the Company considered the guidance in ASC 805-20-30-1, which states that the acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their acquisition-date fair values. In accordance with ASC 820-10-55-1, fair value is the price that would be received to sell an asset or paid to transfer

Securities and Exchange Commission

May 14, 2015

a liability in an orderly transaction between market participants at the measurement date. The Company engaged a third party specialist to assist it in performing the valuation analysis.

ASC 820 recognizes three valuation approaches to measure fair value: the cost, market, and income approaches. Given the magnitude and the stability of the WhatsApp user base (over 600 million acquired Monthly Active Users (MAUs) as of the closing date of the acquisition), the Company did not believe that a cost approach would accurately capture the significant value of the user base. The Company also did not believe a market approach was appropriate given the lack of publicly available data on comparable transactions between market participants of a user base of this size. The Company determined that the income approach was the best approach to estimate the fair value of the acquired user base. Within the income approach, the Company considered various methodologies such as the multi-period excess earnings method, the relief from royalty method, and the with-and-without method. The Company determined that the multi-period excess earnings methodology under the income approach was the most appropriate methodology because market participants would view the acquired users as being the primary asset responsible for the revenue and profit-making potential of WhatsApp.

The Company also considered the guidance in ASC 820-10-35-9 and defined market participants to be large internet or telecom firms with exposure to the mobile messaging and mobile internet sector, as they would utilize the acquired user base intangible asset to its highest and best use in combination with their existing assets and would benefit from WhatsApp’s large user base, mobile platform and high engagement rates. The Company also considered and concluded that financial buyers, such as private equity or venture capital firms, are not market participants for purposes of this analysis because such buyers do not have complementary assets and liabilities that could be used in combination with the acquired users intangible asset to maximize its highest and best use.

The key cash flow assumptions used in the valuation of acquired users intangible assets were: (1) expected revenue and costs from existing users, (2) attrition rates, (3) discount and tax rates, and (4) charges applied for other contributory assets.

Expected revenue and costs from existing users - The Company assumed projected revenue to be derived from a combination of subscription and non-subscription services. Revenues attributable to acquired MAUs were based on a ten-year forecast for the fiscal years ended December 31, 2014-2024 using peer companies average revenue per user (“ARPU”) rates. ARPU was based on various analyst reports and public filings of guideline public companies and social messaging platforms, operating models of app businesses, industry articles, and ARPU statistics.

Securities and Exchange Commission

May 14, 2015

The cost structure in the projections was projected to trend toward long-term operating margins over a four-year period. Research and development and sales and marketing expenses were projected to increase in the initial years (which was deemed to be necessary to achieve projected revenue growth) and trend down toward a normalized earnings margin before interest and taxes. The projected cost structure and resulting operating income margin were benchmarked against comparable peers.

Attrition rates - To determine an appropriate attrition rate, the Company considered the available historical user attrition data and future user retention.

Discount and tax rates - The discount rate applied to the MAUs excess earnings reflects a market participant based risk of an investment in the intangible asset (which was also supported by the overall implied internal rate of return on the transaction) and considered that the MAUs, by definition, are existing active users. The Company also subtracted income taxes to estimate projected cash flows, and then applied a tax amortization benefit to the present value of the MAUs to arrive at the fair value of the MAUs as of the acquisition date.

Charges applied for other contributory assets - The Company estimated the required returns on the other contributory assets, which included average net working capital, non-compete agreements, assembled workforce, developed technology, and trade name. The Company then deducted these required returns in the multi-period excess earnings analysis. These deductions accounted for the use and contribution of other assets employed that are necessary to achieve the forecasted cash flows of the acquired users.

The sum of the present value of the excess net cash flows and tax amortization benefit attributable to the acquired users represented the estimated fair value of the acquired users intangible asset as of the acquisition date.

•	The assumptions used to determine the useful life of the acquired users intangible asset.

Response: The Company advises the Staff that in determining the estimated useful life of the acquired users intangible asset, the Company estimated the period over which the acquired users were expected to contribute directly or indirectly to the future cash flows of the Company, based upon the guidance in ASC 350-30-35-1 through 350-30-35-3. The Company considered the underlying cash flow period utilized in the multi-period excess earnings model to estimate the fair value of the acquired users. The Company noted that while the valuation model used a ten-year cash flow period, the cash flows begin to decay after six years. Accordingly, given the projected pattern of economic benefit, the Company concluded that using a shortened estimated useful life is appropriate and determined that a seven-year useful life is reasonable. The Company compared this estimated useful life with those of

Securities and Exchange Commission

May 14, 2015

similar user-based applications that it has previously acquired, as well as those recorded from acquisitions by other peer group companies, noting that the amortization period for similar user base assets were approximately five to ten years. WhatsApp has seen rapid growth and strong engagement in its overall user base since inception and its user life is not limited to a particular handheld device as the service provided is linked to phone numbers. Given longer retention to phone numbers when compared to technological advances in mobile devices, the Company believes the acquired users should have a longer life than the low-end of the range in the peer group companies. Therefore, the Company concluded that using an estimated useful life of seven years is reasonable.

•	The specific synergies to which the Goodwill is attributable. In this regard, we note your disclosure that the Goodwill is attributable to expected synergies from future growth, potential monetization opportunities, strategic advantages provided in the mobile ecosystem, and expansion of your mobile messaging offerings. Please explain in more detail how Facebook, Inc. expects to realize future economic benefits from this acquisition.

Response: WhatsApp had a large user base as of the acquisition date and the Company expects its future user base to continue to grow at a fast pace given the highly engaging messaging service. For instance, its user base has increased from approximately 450 million MAUs in February 2014 when the acquisition was announced to approximately 800 million MAUs by April 2015. Based on this growth in MAUs, the Company believes the monetization potential in the long-term is significant. The Company is still in the early stage in considering these potential long-term monetization opportunities as it focuses in the near term on further growing the WhatsApp user base.

The acquisition of WhatsApp also complements the Company’s existing portfolio of services to further its mission of connecting people worldwide by offering a family of mobile apps to share with different-sized groups in different contexts and to develop more mobile experiences beyond just the main Facebook app. In addition, the popularity of WhatsApp and the breadth it brings to the Company’s overall product offerings also improves the Company’s strategic positioning in the broader mobile ecosystem, which relies on a concentrated number of third-party mobile operating system providers to deliver mobile applications to users.

•	The factors you considered in determining whether WhatsApp Inc. is a separate reporting unit for purposes of testing Goodwill recoverability. Please tell us how you considered all of the factors in ASC 350-20-35-33 through 38.

Response: The Company advises the Staff that it has considered the guidance under ASC 350-20-35-33 through 38. In determining whether WhatsApp, Inc. is a separate reporting unit, the Company considered the guidance in ASC 350-20-35-33, which

Securities and Exchange Commission

May 14, 2015

states, “…the provisions of Topic 280 shall be used to determine the reporting units of an entity.” Additionally, ASC 350-20-35-34 states that “a component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.” As disclosed in Note 1 in the Company’s Consolidated Financial Statements in the Form 10-K, the Company determined that it has one operating segment and one segment manager who is its Chief Operating Decision Maker (CODM). Additionally, the Company’s CODM is its Chief Executive Officer. There are no levels equivalent to a segment manager below the Company’s CODM and no segment managers who are held accountable by the CODM for the operating results of the Company’s single operating segment or any product lines. Therefore for purposes of this analysis, the CODM is the sole segment manager. Additionally, there are no operating results produced and reviewed by management for any of the Company’s products, including WhatsApp. As such, the Company concluded that it has only one reporting unit and did not consider WhatsApp to be a separate reporting unit pursuant to ASC 350-20-35-34 for purposes of testing Goodwill for recoverability as WhatsApp does not qualify as a component.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

May 14, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David M. Wehner, Chief Financial Officer

Colin S. Stretch, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Deputy General Counsel

Facebook, Inc.

James D. Evans

Fenwick & West LLP